Exhibit 99.1

Execution Version

BROOKFIELD RENEWABLE PARTNERS ULC

Issuer

-and-

COMPUTERSHARE TRUST COMPANY OF CANADA

Trustee

FIRST SUPPLEMENTAL INDENTURE

supplementing the Indenture dated as of August 11, 2021

-and-

providing for the issue of

5.88% MEDIUM TERM NOTES (UNSECURED), SERIES 15, DUE NOVEMBER 9, 2032

ARTICLE 1
INTERPRETATION	1
1.1	To Be Read With Indenture	1
1.2	First Supplemental Indenture	1
1.3	Definitions	1

ARTICLE 2
ISSUE OF THE NOTES	9
2.1	Designation	9
2.2	Limit of Aggregate Principal Amount	9
2.3	Maturity Date	9
2.4	Interest	9
2.5	Form of Notes	10
2.6	Execution of Notes	10
2.7	Certification	10
2.8	Additional Events of Default	10

ARTICLE 3
INTEREST, PAYMENT OF PRINCIPAL AND REDEMPTION AND REPURCHASE	11
3.1	Record Date	11
3.2	Payment of Interest	11
3.3	Payment of Principal and Other Amounts	12
3.4	Redemptions and Repurchases	12
3.5	Location of Registers	12
3.6	Additional Amounts	12
3.7	Trustee, etc.	12

ARTICLE 4
CHANGE OF CONTROL		12
4.1	Redemption upon a Change of Control	12

ARTICLE 5
COVENANTS	13
5.1	Limitations on Indebtedness	13
5.2	Limitation on Liens	14
5.3	Limitation on Distributions	14
5.4	Limitations on Debt and Preferred Stock of Subsidiaries	14

ARTICLE 6
MISCELLANEOUS	15
6.1	Acceptance of Trust	15
6.2	U.S. Securities Laws	15
6.3	Confirmation of Indenture	15
6.4	Counterparts	15
6.5	Use of Proceeds	15

THIS FIRST SUPPLEMENTAL INDENTURE dated as of the 9th day of November, 2022

BETWEEN:

BROOKFIELD     RENEWABLE     PARTNERS     ULC,     an unlimited liability company formed under the laws of Alberta (the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company organized under the laws of Canada (the “Trustee”)

WHEREAS the Corporation entered into an indenture (the “Indenture”) dated as of August 11, 2021 which provided for the issuance of one or more Series of unsecured notes of the Corporation by way of Supplemental Indentures;

AND WHEREAS this First Supplemental Indenture is entered into for the purpose of providing for the creation and issuance of a fifteenth series of 5.88% Notes due 2032 to be designated “5.88% Medium Term Notes, Series 15, due November 9, 2032” (herein called the “Notes”) pursuant to the Indenture and establishing the terms, provisions and conditions of the Notes;

AND WHEREAS this First Supplemental Indenture is executed pursuant to all necessary authorizations and resolutions of the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	To Be Read With Indenture

This First Supplemental Indenture is a Supplemental Indenture within the meaning of the Indenture. The Indenture and this First Supplemental Indenture shall be read together and shall have effect so far as practicable as though all the provisions of both indentures were contained in one instrument.

1.2	First Supplemental Indenture

The terms “this First Supplemental Indenture”, “this indenture”, “herein”, “hereof”, “hereby”, “hereunder”, and similar expressions, unless the context otherwise specifies or requires, refer to the Indenture as supplemented by this First Supplemental Indenture and not to any particular Article, Section, subsection or clause or other portion thereof, and include every instrument supplemental or ancillary to this First Supplemental Indenture.

1.3	Definitions

All terms which are defined in the Indenture and used but not defined in this First Supplemental Indenture shall have the meanings ascribed to them in the Indenture, as such meanings may be amended by this First Supplemental Indenture. In the event of any inconsistency between the terms in the Indenture and this First Supplemental Indenture, the terms in this First Supplemental Indenture shall prevail in respect of the Notes.

“Applicable Spread” means 56 basis points;

“BAM” means Brookfield Asset Management Inc.;

“Below Investment Grade Rating Event” shall be deemed to have occurred on any day within the 60 day period (which shall be extended during an Extension Period (as defined below)) after the earlier of (i) the occurrence of a Change of Control or (ii) public notice of the occurrence of a Change of Control or the intention by the Corporation or the Partnership to effect a Change of Control, if, in either case, the Notes are rated below an Investment Grade Rating by more than half, and if there are fewer than three Rating Agencies, all of the Rating Agencies that then rate the Notes. For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (a) the number of Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade during the initial 60-day period and (b) the number of Rating Agencies that have downgraded the Notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event, should one or more of the Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade subsequently downgrade the Notes to below an Investment Grade Rating. The Extension Period shall terminate when two of the Rating Agencies (if there are three Rating Agencies) or one of the Rating Agencies (if there are fewer than three Rating Agencies) have confirmed that the Notes are not subject to consideration for a possible downgrade, and have not downgraded the Notes, to below an Investment Grade Rating;

“Canada Yield Price” means a price equal to the price of the Notes (or the portion thereof to be redeemed) calculated to provide a yield to August 9, 2032 equal to the sum of the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the Business Day immediately preceding the date on which the Corporation gives a notice of redemption in respect of such Notes plus the Applicable Spread;

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP from time to time and which has a term to stated maturity of at least 18 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty;

“Capital Stock” of any Person means any and all shares, units, interests, participations or other equivalents (however designated) of corporate stock or equity of such Person;

“CDS” means CDS Clearing and Depository Services Inc. and its successors;

“Change of Control” means (i) the sale of all or substantially all of the Corporation or the Partnership’s assets, other than any such sale to any one or more of the Corporation, a Guarantor or BAM, and/or any Subsidiary of the Corporation, a Guarantor or BAM, or any of their respective successors, or (ii) BAM or its successors, together with any Affiliates, owning (directly or indirectly) less than 50.1% of all issued and outstanding Voting Stock of the Corporation or of the general partner of the Partnership;

“Change of Control Offer” has the meaning attributed to such term in Section 4.1.1 hereto;

“Change of Control Payment” has the meaning attributed to such term in Section 4.1.1 hereto;

“Change of Control Payment Date” has the meaning attributed to such term in Section 4.1.2 hereto;

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event;

“DBRS” means DBRS Limited;

“Financial Instrument Obligations” of any Person, means, at any time with respect to such Person, obligations for transactions arising under:

(a)	any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by such Person where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

(b)	any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by such Person where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

(c)	any agreement, whether financial or physical, for the purchase, sale, exchange, making or taking of any commodity (including natural gas, oil, electricity, coal, emission credits or other energy products), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by such Person where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity in effect from time to time, to the extent of the net amount due or accruing due thereunder at such time (determined by marking-to- market the same in accordance with their terms);

“Fitch” means Fitch Ratings, Inc.;

“Funded Indebtedness” means, with respect to any Person, the Indebtedness of such Person but excludes (i) any Indebtedness of such Person that, on the date of issue or assumption of liability, has a term to maturity (including any right of extension or renewal) of 18 months or less, (ii) Inter-Company Indebtedness of such Person, and (iii) Qualifying Subordinated Indebtedness of such Person;

“Global Note” means a Note that evidences all or part of the Notes in the form set out in Schedule 1 hereto;

“Government of Canada Yield” means, on any date, with respect to any Notes, the yield to maturity on such date, compounded semi-annually, which an assumed new issue of non-callable Government of Canada bonds denominated in Canadian dollars would carry if issued in Canada at 100% of its principal amount on such date, with a term to maturity as nearly as possible equal to the remaining term to August 9, 2032 of such Notes. The Government of Canada Yield will be the average (rounded to four decimal points) of the bid-side yields provided by the Investment Dealers in accordance with the terms of this First Supplemental Indenture;

“IIROC” means the Investment Industry Regulatory Organization of Canada;

“Indebtedness” of any Person means (without duplication), whether recourse is to all or a portion of the assets of such Person and whether or not contingent, obligations treated in accordance with GAAP from time to time as indebtedness, including (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith); (v) the Net Swap Exposure of such Person; (vi) every Capital Lease Obligation of such Person; (vii) the maximum fixed redemption or repurchase price, as at the time of determination, of all Redeemable Stock of such Person that is not Qualifying Redeemable Stock; and (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, excluding any obligation in respect of Qualifying Redeemable Stock and any obligation of another Person in relation to Net Swap Exposure, the payment of which such Person has guaranteed and which guarantee is included above as indebtedness in accordance with GAAP from time to time;

“Indenture” has the meaning attributed to such term in the recitals hereto;

“Inter-Company Indebtedness” means, with respect to the Corporation, a Guarantor or any of their respective Subsidiaries, Indebtedness owing to any one or more of the Corporation, a Guarantor and/or any Subsidiary of the Corporation or any Guarantor;

“Interest Rate” means 5.88% per annum;

“Investment Dealers” means two investment dealers selected by the Corporation who are independent of the Corporation and are each members of IIROC (or if IIROC shall cease to exist, such other independent investment dealer as the Corporation may select, with the approval of the Trustee, acting reasonably), which Investment Dealers shall be retained by and at the cost of the Corporation to determine the Government of Canada Yield. The two investment dealers shall be any two agents party to the Agency Agreement (as defined in the Prospectus);

“Investment Grade Rating” means a rating equal to or higher than (i) “BBB-” (or the equivalent) by S&P, (ii) “BBB(low)” (or the equivalent) by DBRS, (iii) “BBB-” (or the equivalent) by Fitch, and (iv) in respect of any Rating Agency other than S&P, DBRS or Fitch, if applicable, a rating by such Rating Agency in one of its generic rating categories that signifies investment grade;

“Limited Recourse Indebtedness” as applied to any Indebtedness of any Person means any Indebtedness that is or was incurred to finance a specific facility or portfolio of facilities or the acquisition of financial assets, provided that if such Indebtedness is with recourse to the Corporation or a Guarantor or any of their respective Subsidiaries, or such other entities as is available, such recourse is on an unsecured basis to the Corporation or a Guarantor (except as subsequently provided herein) and is limited to liabilities or obligations relating to the specific facility or portfolio of facilities or financial assets, and provided further that such Indebtedness may be secured by a lien on only (i) the property that constitutes such facility, portfolio of facilities or financial assets, as the case may be, (ii) the income from and proceeds of such facility, portfolio of facilities or financial assets, as the case may be, (iii) the Capital Stock of any Subsidiary of the Corporation or a Guarantor, or other entity, that owns an interest in such facility, portfolio of facilities or financial assets, or any interest that any such Subsidiary, or other entity, holds of any other Person owning any interest in such facility, portfolio of facilities or financial assets, and (iv) the contracts pertaining to such facility, portfolio of facilities or financial assets.

“Maturity Date” means November 9, 2032;

“Net Swap Exposure” means the net position of Financial Instrument Obligations of any Person that are: (i) in excess of 18 months from the time the relevant calculation is made; and (ii) considered as indebtedness in accordance with GAAP from time to time;

“Net Worth” means an amount equal to the sum of (i) the equity or capital of the Partnership (including the partners’ capital, retained earnings or deficits, accumulated other comprehensive income or loss, and contributed and revaluation surplus of the Partnership) and all preferred equity and equity components of capital Securities of the Partnership, (ii) the principal amount of all Qualifying Subordinated Indebtedness of the Partnership, and (iii) the consolidated Qualifying Redeemable Stock of the Partnership, determined in each case on a consolidated basis in accordance with GAAP as at the date of the most recent financial statements of the Partnership.

“Non-Controlling Interests” means, at the time of any determination thereof, the amount that is shown on the most recent financial statements of the Partnership, prepared on a consolidated basis in accordance with GAAP, as the amount of non-controlling interests owned by minority stakeholders in the Partnership’s consolidated entities (including in respect of any preferred shares, limited partnership interests and trust units owned by such minority stakeholders);

“Notes” means the notes referred to in Article 2 of this First Supplemental Indenture;

“Partnership” means Brookfield Renewable Partners L.P., formerly Brookfield Renewable Energy Partners L.P.;

“Permitted Encumbrances” means any of the following, with respect to the Corporation, a Guarantor or any of its respective Subsidiaries:

(a)	any encumbrance to secure Indebtedness up to an aggregate principal amount outstanding at any time of the greater of 5% of Net Worth and $100 million;

(b)	any encumbrance to secure Indebtedness in excess of the principal amount referred to in clause (a); provided that the obligations in respect of the Notes are secured equally and ratably with such Indebtedness and all other Indebtedness which is required to be secured equally and ratably;

(c)	any encumbrance for collateral pledged (including parental guarantees) for Financial Instrument Obligations and energy purchase and sales agreements entered in the normal course of business and any encumbrance on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;

(d)	any encumbrance in existence as of the date of the issuance of Notes or arising thereafter pursuant to contractual commitments entered into prior to such issuance;

(e)	any encumbrance on property of any Person which exists at the time such Person is merged into, or amalgamated or consolidated with the Corporation, any Guarantor or any Subsidiary of any of them in compliance with this Indenture, or such property is otherwise directly or indirectly acquired by the Corporation, any Guarantor or any Subsidiary of any of them, other than an encumbrance incurred in contemplation of such merger, amalgamation, consolidation or acquisition;

(f)	any encumbrance or right of distress reserved in or exercisable under any lease for rent to which the Corporation or any Guarantor or any of their Subsidiaries is a party and for compliance with the terms of the lease;

(g)	any encumbrance reserved in or exercisable under any subdivision, site plan control, development, reciprocal, servicing, facility, facility cost sharing or similar agreement with a governmental authority currently existing or hereafter entered into with a governmental authority, which does not or in the aggregate do not materially interfere with the use of the property for the purposes for which it is held or materially detract from the value thereof;

(h)	encumbrances respecting encroachments by facilities on neighboring lands over any property owned by the Corporation or any Guarantor which do not materially interfere with the use thereof for the purposes for which the property is held or materially detract from the value thereof;

(i)	permits, licenses, agreements, easements (including, without limitation, heritage easements and agreements relating thereto), restrictions, restrictive covenants, reciprocal rights, rights-of-way, public ways, rights in the nature of an easement and other similar rights in land granted to or reserved by other Persons (including, without in any way limiting the generality of the foregoing, permits, licenses, agreements, easements, rights-of-way, sidewalks, public ways, and rights in the nature of easements or servitudes for sewers, drains, steam, gas and water mains or electric light and power or telephone and telegraph conduits, poles, wires and cables);

(j)	liens incurred in the ordinary course of business, other than in connection with the incurrence of Indebtedness, that do not individually or in the aggregate with all other Permitted Encumbrances materially detract from the value of the assets encumbered or materially interfere with their use in the ordinary course of business;

(k)	cash deposited with any lender to cash collateralize (i) bankers acceptances or depository notes within the meaning of the Depository Bills and Notes Act (Canada), (ii) bills of exchange within the meaning of the Bills of Exchange Act (Canada) or (iii) letters of credit, in each case, pursuant to the terms of any credit facility permitted hereunder;

(l)	any encumbrance for any Tax, (i) secured by a bond or other reasonable security, (ii) not yet due or (iii) being contested in good faith and by appropriate proceedings so long as adequate reserves have been provided therefor in accordance with GAAP;

(m)	any encumbrance arising out of judgments or awards so long as enforcement of such encumbrance has been stayed and an appeal or proceeding for review is being prosecuted in good faith and for the payment of which adequate reserves, bonds or other reasonable security have been provided or are fully covered by insurance;

(n)	encumbrances, deposits or pledges to secure statutory obligations of the Corporation or any Guarantor arising in the ordinary course of business;

(o)	any encumbrance imposed by law which were incurred in the ordinary course of business, including carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business, and which (i) do not individually or in the aggregate materially detract from the value of the assets subject thereto or materially impair the use thereof in the operations of the business of such Person or (ii) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the assets subject to such liens and for which adequate reserves have been provided in accordance with GAAP;

(p)	any encumbrance arising from leases or license agreements (other than Capital Lease Obligations) entered into by the Corporation or any Guarantor in the ordinary course of business;

(q)	any encumbrance created, incurred or assumed to secure any purchase money obligation;

(r)	any Capital Lease Obligation;

(s)	any encumbrance created, incurred or assumed to secure any Limited Recourse Indebtedness;

(t)	any encumbrance securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 18 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(u)	any encumbrance in favour of the Partnership, a Guarantor or any Subsidiary of the Partnership or a Guarantor;

(v)	any encumbrance on or against cash or marketable debt securities in a sinking fund account established in support of any Series of Notes issued pursuant to the Indenture; and

(w)	any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any encumbrance referred to in the foregoing clauses (a) through (v) inclusive, provided that the extension, renewal, alteration or replacement of such encumbrance is limited to all or any part of the same assets that secured the encumbrance extended, renewed, altered or replaced (plus improvements on such assets) and the principal amount of the Indebtedness secured thereby is not increased;

“Preferred Stock” of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person;

“Premium” means, with respect to any Note at a particular time, the excess, if any, of the then applicable Redemption Price of such Note over the principal amount of such Note;

“Pricing Supplement” means a pricing supplement to the Prospectus, in either or both of the English and French languages, incorporated by reference into the Prospectus for the purpose of distributing the Notes, as contemplated by National Instrument 44-102 − Shelf Distributions;

“Prospectus” means the short form base shelf prospectus of the Corporation, the Partnership and Brookfield Renewable Power Preferred Equity Inc. with respect to the continuous offering of debt securities, limited partnership units, preferred limited partnership units and Class A preference shares filed with the securities regulatory authority in each of the provinces and territories of Canada from time to time, including any amendments or supplements thereto (other than any Pricing Supplement);

“Qualifying Redeemable Stock” of any Person means any Redeemable Stock of such Person that can be satisfied or acquired, in the sole discretion of the Person who issued such Redeemable Stock, a Guarantor or a Subsidiary of a Guarantor, with or in exchange for Capital Stock of such Person, a Guarantor or a Subsidiary of a Guarantor that is not itself Redeemable Stock;

“Qualifying Subordinated Indebtedness” of any Person means Indebtedness of such Person (i) which by its terms provides that the payment of principal of (and Premium, if any) and interest on and all other payment obligations in respect of such Indebtedness shall be subordinate to the prior payment in full of the Notes to at least the extent that no payment of principal of (or Premium, if any) or interest on or otherwise due in respect of such Indebtedness may be made for so long as there exists any default in the payment of principal (or Premium, if any) or interest on the Notes or any other default that with the passing of time or the giving of notice, or both, would constitute an Event of Default with respect to the Notes and (ii) which expressly by its terms gives such Person the right to make payments of principal (and Premium, if any) and interest and all other payment obligations in respect of such Indebtedness in equity of the Corporation, a Guarantor or any of their respective Subsidiaries;

“Rating Agencies” means (i) each of S&P, DBRS, Fitch and any other nationally recognized statistical rating organization selected by the Corporation that then rates the Notes, and (ii) if any of the Rating Agencies ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside the Corporation’s control, a nationally recognized statistical rating organization selected by the Corporation (as certified by a resolution of the Corporation’s Board) as a replacement agency for such Rating Agency, or some or all of them, as the case may be, and “Rating Agency” means any one of them;

“Redeemable Stock” of any Person means any Capital Stock of such Person which by its terms (or by the terms of any note into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the Maturity Date of the Notes;

“Redemption Price” means, with respect to a Note being redeemed either in whole at any time or in part from time to time, (a) if the Redemption Date occurs prior to the date that is three months prior to the Maturity Date, an amount equal to the greater of (i) the Canada Yield Price, and (ii) par, or (b) if the Redemption Date occurs on or after the date that is three months prior to the Maturity Date, a price equal to par, together in each case with the accrued and unpaid interest thereon to, but excluding, the Redemption Date;

“S&P” means S&P Global Ratings, acting through S&P Global Ratings Canada, a business unit of S&P Global Canada Corp.;

“Subsidiary” of any Person means a corporation, partnership, limited partnership, trust or other entity 50% or more of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof, excluding any publicly listed entities and their Subsidiaries provided, however, that an involuntary delisting which is subsequently cured within 14 business days will not be considered a delisting for these purposes;

“Tax” means any tax, duty, levy, import, assessment or other governmental charge;

“Total Consolidated Capitalization” means (without duplication), in accordance with GAAP as at any time, on a consolidated basis, the sum of (i) Net Worth, (ii) the Non-Controlling Interests, and (iii) all Funded Indebtedness of the Partnership at such time;

“Trustee” means Computershare Trust Company of Canada;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“United States” has the meaning attributed to such term in Regulation S under the U.S. Securities Act.

ARTICLE 2
ISSUE OF THE NOTES

2.1	Designation

The fifteenth series of Notes authorized to be issued hereunder shall be designated “5.88% Medium Term Notes, Series 15, due November 9, 2032” and are herein sometimes called the “Notes”. The Notes shall be issued and payable in Canadian dollars.

2.2	Limit of Aggregate Principal Amount

The aggregate principal amount of Notes that may be authenticated and delivered pursuant to this First Supplemental Indenture (except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of, other Notes pursuant to the Indenture) shall initially be limited to $400,000,000, all of which have been issued hereunder. The Corporation may from time to time, without the consent of the holders of the Notes but with the consent of all of the Guarantors, create and issue additional notes having the same terms and conditions in all respects as the Notes being offered hereby except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

2.3	Maturity Date

The principal of the Notes and the accrued and unpaid interest thereon shall be payable on November 9, 2032, the Maturity Date of the Notes.

2.4	Interest

2.4.1       The Notes will be issued in initial denominations of $1,000 and subsequent multiples of $1,000, shall be dated as of the date of their issue and shall bear interest from, and including, the date of their issue at the Interest Rate.

2.4.2      Interest shall be payable in equal semi-annual installments in arrears on May 9 and November 9 in each year commencing on May 9, 2023 with interest on overdue interest at the same rate, computed in the same manner as interest on the original principal amount, from, and including, its due date until actual payment. The first interest payment on the Notes will be C$29.40 per C$1,000 principal amount of Notes representing interest for the period from November 9, 2022 to but excluding May 9, 2023. If any Interest Payment Date is not a Business Day, then the payment will be made on the next Business Day with no adjustment.

2.5	Form of Notes

The Notes and the certificate of the Trustee endorsed thereon shall each be issuable initially as one or more Global Notes held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee. Each Global Note will be substantially in the form set out in Schedule 1 hereto with such appropriate additions, deletions, substitutions and variations as the Trustee may approve and shall bear such distinguishing letters and numbers as the Trustee may approve, with such approval in each case to be conclusively deemed to have been given by the Trustee certifying such Notes.

2.6	Execution of Notes

Each of the Notes shall be signed (either manually, by facsimile or other electronic signature) by any one of the Corporation’s Board members or officers, as the case may be. A signature upon any of the Notes shall for all purposes of this First Supplemental Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time of such signature and notwithstanding that any individual whose signature may appear on the Notes is not, at the date of this First Supplemental Indenture or at the date of the Note or at the date of the certification and delivery thereof, a Board member or officer, as the case may be, of the Corporation, such Notes shall be valid and binding upon the Corporation and entitled to the benefits of this First Supplemental Indenture.

2.7	Certification

2.7.1      No Notes shall be issued or, if issued, shall be obligatory or shall entitle the Holder of such Notes to the benefits of this First Supplemental Indenture until it has been certified by or on behalf of the Trustee. Such certificate on any Note shall be conclusive evidence that such Note is duly issued and is a valid obligation of the Corporation and that the Holder of such Note is entitled to the benefits of this First Supplemental Indenture.

2.7.2      The certificate of the Trustee on any Note shall not be construed as a representation or warranty by the Trustee as to the validity of this First Supplemental Indenture or of the Notes (except the due certification thereof by the Trustee and any other warranties implied by law) and the Trustee shall in no respect be liable or answerable for the use made of the Notes or the proceeds thereof.

2.8	Additional Events of Default

2.8.1      In addition to the Events of Default contained in Article 5 of the Indenture, the following events will constitute an Event of Default with respect to the Notes:

2.8.1.1      the failure by the Corporation to comply with its obligations in the event of a Change of Control Triggering Event; or

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2.8.1.2      default by the Corporation or any Guarantor in payment of principal of, Premium, if any, or interest on any obligation for borrowed money (other than an obligation payable on demand or maturing less than 18 months from the creation or issue thereof) having an outstanding principal amount in excess of 5% of the Net Worth in the aggregate at the time of default or in the performance of any other covenant of the Corporation or any Guarantor contained in any instrument under which such obligations are created or issued resulting in the acceleration of the final maturity of such obligations; or

2.8.1.3      the rendering of a final judgment or judgments (not subject to appeal) against the Corporation or any Guarantor in an amount in excess of 5% of the Net Worth (determined at the time of such judgment or judgments) which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired.

2.8.2      If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture. Notwithstanding the previous sentence, if an Event of Default occurs as a result of the failure by the Corporation to comply with its obligations in the event of a Change of Control Triggering Event as described above, the principal of, and any Premium and accrued interest on the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes.

ARTICLE 3

INTEREST, PAYMENT OF PRINCIPAL
AND REDEMPTION AND REPURCHASE

3.1	Record Date

The Regular Record Date for determining Holders entitled to receive interest on the Notes will be the close of business on the date that is two Business Days preceding the relevant Interest Payment Date for the Notes.

3.2	Payment of Interest

Prior to an Interest Payment Date, the Corporation will forward or cause to be forwarded to the Trustee (and the Trustee shall subsequently forward to each Holder at the registered address of such Holder as of the Regular Record Date) the interest, less any Taxes required by law to be deducted or withheld. If the Corporation forwards payment to the Trustee by cheque, the Corporation shall deliver to the Trustee certified cheque(s) payable to the order of the Trustee on the day that is two Business Days before such Interest Payment Date, and the Trustee will only forward such amounts to the Holders upon receipt of the full amount of interest being paid in immediately available funds. The forwarding of such cheque(s) will satisfy and discharge the liability for interest on such Note to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld as aforesaid) unless such cheque(s) are not paid on presentation. The Corporation, at its option, may cause any amount payable in respect of principal or interest to be paid to the Trustee by wire transfer(s) to an account specified by the Trustee on the day that is one Business Day before such Interest Payment Date.

3.3	Payment of Principal and Other Amounts

In accordance with Article 4 of the Indenture, the Corporation will deposit with the Trustee all amounts required to be paid to the order of Holders of Notes on the Maturity Date, one Business Day before the Maturity Date of the Notes. The deposit of such funds will satisfy and discharge the liability for principal of the Notes to the extent of the sum represented thereby.

3.4	Redemptions and Repurchases

3.4.1      Subject to Article 10 of the Indenture, the Corporation may, at its option, redeem the Notes at any time and from time to time, in whole or in part, upon payment of the applicable Redemption Price. The Corporation will give notice of redemption not more than 60 days and not less than 10 days before the Redemption Date and such notice shall contain any conditions of the redemption. Less than all of the Notes may be redeemed in accordance with Article 10 of the Indenture. Notes so redeemed will be cancelled and will not be re-issued.

3.4.2      The Corporation will be entitled at any time and from time to time to purchase for cancellation all or any of the Notes in the open market (which may include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange), by tender or by private contract at any price at any time. Notes that are so purchased will be cancelled and will not be re-issued.

3.4.3      The Notes will not be subject to repurchase pursuant to any sinking fund or any other required repayment provisions.

3.5	Location of Registers

With respect to the Notes, initially the registers referred to in Section 3.5 of the Indenture shall be kept by and at the principal office of the Trustee in Toronto, Ontario and may be kept in such other place or places, if any, by the Trustee or by such other registrar or registrars (if any) as the Corporation, with the approval of the Trustee, may designate.

3.6	Additional Amounts

The Corporation will not be required to pay any additional amounts on the Notes in respect of any tax, assessment or government charge withheld or deducted.

3.7	Trustee, etc.

The Trustee will be the indenture trustee, authenticating agent, Paying Agent, transfer agent and registrar for the Notes.

ARTICLE 4
CHANGE OF CONTROL

4.1	Redemption upon a Change of Control

4.1.1      If a Change of Control Triggering Event occurs, unless the Corporation has exercised its right to redeem any Notes as described above, the Corporation will be required to make an offer to repurchase all, or any part (equal to $1,000.00 or an integral multiple thereof), of each Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth herein. In the Change of Control Offer, the Corporation will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of repurchase (the “Change of Control Payment”).

4.1.2      Within 30 days following any Change of Control Triggering Event, the Corporation will be required to mail a notice to Holders of Notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required herein and described in such notice. The Corporation must comply with any securities laws and regulations that are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions herein, the Corporation will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions herein by virtue of such conflicts.

4.1.3      On the Change of Control Payment Date, the Corporation will be required, to the extent lawful, to:

(i)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)	deposit with the Trustee an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate of the Corporation stating the aggregate principal amount of Notes or portions of Notes being repurchased by the Corporation.

4.1.4      The Trustee will be required to promptly send a wire transfer comprising, or mail to each Holder of Notes who properly tendered Notes, the purchase price for such Notes and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $1,000.00 or an integral multiple thereof.

4.1.5      The Corporation will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if another Person makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer that would be required to be made by the Corporation in connection with a Change of Control Triggering Event, and such Person purchases all Notes properly tendered and not withdrawn under its offer.

ARTICLE 5
COVENANTS

5.1	Limitations on Indebtedness

The Corporation and the Guarantors will not, and will not permit any of their Subsidiaries to, directly or indirectly, issue, incur, assume or otherwise become liable for or in respect of any Funded Indebtedness unless, after giving effect thereto, the Funded Indebtedness of the Partnership, calculated on a consolidated basis, would not exceed 75% of the Total Consolidated Capitalization determined as at the date such Funded Indebtedness is issued, incurred or assumed.

5.2	Limitation on Liens

None of the Corporation, any Guarantor or any of their Subsidiaries will create, incur, assume or permit to exist any lien on any property or asset now owned or hereafter acquired by it to secure any borrowed money unless at the same time the Notes are secured equally and ratably with such lien, provided that this will not apply to Permitted Encumbrances. Upon being advised by the Corporation or any Guarantor in writing in an Officer’s Certificate that security has been provided for the Notes on an equal and ratable basis in connection with the grant to a third party of security for borrowed money and subsequently such security to the third party is released, the Trustee will forthwith release the security granted for the Notes.

5.3	Limitation on Distributions

Each of the Corporation and each Guarantor may not, and may not permit any of its Subsidiaries to, suffer to exist any encumbrance or restriction on the ability of any of its Subsidiaries (i) to pay directly or indirectly dividends permitted by applicable law or make any other distributions in respect of its Capital Stock or pay any Indebtedness or other obligation owed to the Corporation or Guarantor or any other such Subsidiary of the Corporation or Guarantor (as applicable); (ii) to make loans or advances to the Corporation, the Guarantor or any other such Subsidiary of the Corporation or Guarantor (as applicable); or (iii) to transfer any or all of its property or assets to the Corporation or Guarantor or any other such Subsidiary of the Corporation or Guarantor.

Notwithstanding the foregoing, the Corporation, the Guarantors and their Subsidiaries may suffer to exist any such encumbrance or restriction (a) pursuant to any agreement in effect on the date of the Notes as described in the Indenture; (b) pursuant to an agreement relating to any Indebtedness incurred by any such Subsidiary prior to the date on which such Subsidiary was acquired by the Corporation or any Guarantor and outstanding on such date and not incurred in anticipation of becoming a Subsidiary of the Corporation or any Guarantor; (c) pursuant to an agreement relating to any Limited Recourse Indebtedness of the Corporation, any Guarantor or any of their Subsidiaries; or (d) pursuant to an agreement effecting a renewal, refunding or extension of Indebtedness incurred pursuant to an agreement referred to in clauses (a) through (c) of this paragraph, provided however, that the provisions contained in such renewal, refunding or extension agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof, as determined in good faith by the Corporation’s Board or by the Board of any Guarantor (or any general partner thereof).

5.4	Limitations on Debt and Preferred Stock of Subsidiaries

Each of the Corporation and each Guarantor will not permit any of its Subsidiaries to, directly or indirectly, issue, incur, assume or otherwise become liable for or in respect of any Indebtedness or issue any Preferred Stock except: (a) Inter-Company Indebtedness of the Subsidiary; (b) Preferred Stock issued to any one or more of the Corporation, a Guarantor or any Subsidiary of the Corporation or any Guarantor; (c) Limited Recourse Indebtedness of the Subsidiary; (d) Net Swap Exposure of the Subsidiary; (e) Capital Lease Obligations of the Subsidiary; (f) purchase money obligations of the Subsidiary; and/or (g) any other Indebtedness or Preferred Stock of the Subsidiary (in addition to the Indebtedness and Preferred Stock referred to in paragraphs (a) to (f)) if, after giving effect to such other Indebtedness or Preferred Stock, the aggregate consolidated amount of all Indebtedness and Preferred Stock of the Partnership that does not constitute Inter-Company Indebtedness, Preferred Stock issued to the Corporation, a Guarantor or any Subsidiary of the Corporation or a Guarantor, Limited Recourse Indebtedness, Net Swap Exposure, Capital Lease Obligations or purchase money obligations, would not exceed 5% of the Net Worth. For the purposes of this covenant, the assignment by the Corporation or a Guarantor to a third party of Inter-Company Indebtedness owing by a Subsidiary will be considered to be incurrence of Indebtedness by that Subsidiary.

ARTICLE 6
MISCELLANEOUS

6.1	Acceptance of Trust

The Trustee accepts the trusts in this First Supplemental Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this First Supplemental Indenture and in accordance with the Indenture.

6.2	U.S. Securities Laws.

The Trustee acknowledges that the Notes have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold within the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

6.3	Confirmation of Indenture

The Indenture as amended and supplemented by this First Supplemental Indenture is in all respects confirmed.

6.4	Counterparts

This First Supplemental Indenture may be executed in several counterparts, each of which once executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. This First Supplemental Indenture may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof being a manual, facsimile or other electronic signature.

6.5	Use of Proceeds

The intended use of proceeds by the Corporation is as described in the Prospectus Supplement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this First Supplemental Indenture as of the date first written above. Brookfield Renewable Partners ULC executes this document as a deed.

BROOKFIELD RENEWABLE PARTNERS ULC

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	General Counsel and Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	/s/ Ashley Hayward
	Name:	Ashley Hayward
	Title:	Corporate Trust Officer

By:	/s/ Shelley McGarrity
	Name:	Shelley McGarrity
	Title:	Corporate Trust Officer

[Signature Page to First Supplemental Indenture]

SCHEDULE 1

FORM OF NOTE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO BROOKFIELD RENEWABLE PARTNERS ULC (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

No. ■

BROOKFIELD RENEWABLE PARTNERS ULC, an unlimited liability company formed under the laws of Alberta

5.88% MEDIUM TERM NOTES (UNSECURED), SERIES 15, DUE NOVEMBER 9, 2032

CUSIP / ISIN Nos.	■
Issue Date	■
Maturity Date	November 9, 2032
Interest Rate	5.88%
Interest Calculation	Fixed annual rate
Interest Payment Dates	May 9 and November 9 of each year
Principal Amount	■ (the “Principal Amount”)
Registered Holder	■

Brookfield Renewable Partners ULC (the “Corporation”) for value received hereby promises to pay to the registered Holder hereof on the Maturity Date, or on such earlier date as the Principal Amount may become due and payable in accordance with the provisions of the Indenture (as defined below) and with the provisions of the pricing supplement dated November 7, 2022, attached to this Note (the “Pricing Supplement”), on presentation and surrender of this Note, the Principal Amount in lawful money of Canada at the Corporate Trust Office of the Trustee and to pay interest on the Principal Amount at the interest rate per annum set forth above from the later of the date of issue and the last Interest Payment Date on which interest has been paid or made available for payment on this Note at the Corporate Trust Office of the Trustee, calculated as set forth above, in like money, and if the Corporation at any time defaults in the payment of any principal, Premium or interest, to pay interest on the amount in default at the same rate, calculated as set forth above, in like money, at the Corporate Trust Office of the Trustee, and on the same dates.

This Note is one of a series of the Notes of the Corporation issued and to be issued under an indenture dated as of August 11, 2021 (the “Base Indenture”) made between the Corporation and Computershare Trust Company of Canada (the “Trustee”), and a first supplemental indenture dated as of November 9, 2022 (the “First Supplemental Indenture”, and together with the Base Indenture, the “Indenture”) made between the Corporation and the Trustee. The Indenture and the Pricing Supplement specify the terms and conditions upon which the Notes are issued or may be issued and held and the rights of the Holders of Notes, the Corporation and the Trustee, all of which are incorporated by reference in this Note and to all of which the Holder of this Note, by acceptance hereof, agrees. Capitalized terms used but not defined herein have the meanings attributed to them in the Indenture.

Prior to an Interest Payment Date, the Corporation (except in case of payment at Maturity Date or on redemption at which time payment of interest will be made only upon surrender of this Note) will forward or cause to be forwarded to the Trustee the interest less any Taxes required by law to be deducted or withheld. The Trustee shall subsequently mail a cheque for such amount to the registered Holder of this Note at the registered address of such Holder, or in the case of joint Holders to the registered address of the joint Holder first named in the register, payable to the order of such Holder or Holders and negotiable at par at the Corporate Trust Office of the Trustee. The mailing of such cheque will satisfy and discharge the liability for interest on this Note to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld as aforesaid) unless such cheque is not paid on presentation. The Trustee may pay or cause to be paid, at its option, any amount payable in respect of principal, interest or Premium (if any) to the Holder of this Note, by wire transfer to an account maintained by such Holder.

The Notes may be issued in one or more series and without limitation as to aggregate principal amount, but only upon the terms and subject to the restrictions set out in the Indenture. The aggregate principal amount of Notes of other series which may be issued under the Indenture is unlimited, but such Notes may be issued only upon the terms and subject to any conditions provided in the Indenture.

The Notes are direct obligations of the Corporation but are not secured by any mortgage, pledge, hypothec or other charge.

Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

So long as the Corporation is not in default under the Indenture, the Corporation may purchase Notes in the open market, by tender or by private contract at any price.

Upon the occurrence of a Change of Control Triggering Event (as defined in the First Supplemental Indenture), unless the Corporation has exercised any right to redeem the Notes, the Corporation will be required to make an offer to repurchase the Notes on the terms and subject to the conditions set forth in Section 4.1 of the First Supplemental Indenture except if another Person makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer that would be required to be made by the Corporation in connection with a Change of Control Triggering Event, and such Person purchases all Notes properly tendered and not withdrawn under its offer.

The Principal Amount may become or be declared due before the Maturity Date on the conditions, in the manner, with the effect and at the times set forth in the Indenture.

The Indenture contains provisions for the holding of meetings of Holders and making resolutions passed at such meetings and instruments in writing signed by the Holders of a specified percentage of the Notes outstanding binding on all Holders, subject to the provisions of the Indenture.

This Note may be transferred only upon compliance with the conditions prescribed in the Indenture on one of the registers kept at the principal offices of the Trustee in Toronto, Ontario and at such other place or places, if any, and by such other registrar or registrars, if any, as the Corporation may designate, by the registered Holder hereof or the Holder’s legal representative or attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe, and such transfer shall be duly noted hereon by the Trustee or other registrar.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, AGREES FOR THE BENEFIT OF BROOKFIELD RENEWABLE PARTNERS ULC (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT (“REGULATION S”) AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR

(2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE U.S. STATE SECURITIES LAWS, AND, IN EACH CASE IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS; PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, AN OPINION OF COUNSEL OF RECOGNIZED STANDING AND IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION AND THE TRUSTEE MUST FIRST BE PROVIDED THAT THE TRANSFER OF SUCH SECURITIES IS NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

The Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

This Note shall not become obligatory for any purpose until it has been certified by the manual or electronic signature of the Trustee under the Indenture.

IN WITNESS WHEREOF Brookfield Renewable Partners ULC has caused this Note to be signed by its representative.

BROOKFIELD RENEWABLE PARTNERS ULC

By:
Name:
Title:

(FORM OF NOTE)

TRUSTEE’S CERTIFICATE

This Note is one of the Notes referred to in the Indenture referred to above.

Computershare Trust Company of Canada, as Trustee

By:	Certifying Officer

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

(FORM OF CERTIFICATE OF TRANSFER)

CERTIFICATE OF TRANSFER

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

(Print or type assignee’s name, address and postal code)

(Insert assignee’s social insurance or security or tax identifying number)

and irrevocably appoint                  agent to transfer this Note on the books of the Corporation. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

* Signature Guarantee

* The signature must be guaranteed by an authorized officer of a Schedule I Canadian chartered bank or by a medallion signature guarantee from a member of a recognized Medallion Signature Guarantee Program.